January 9, 2012	TSX - HNC

Hard Creek Nickel Corporation
Announces Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces a non-brokered Private Placement of up to 5.6 Million Units at a price of $0.18 per unit for gross proceeds of up to $1.08 Million.

Each unit will consist of one share and one-half share purchase warrant. Each full warrant is exercisable at $0.25 for two years from the date of closing of the transaction.

In addition, a portion of the private placement may be subject to finder’s fees of 6% and agent’s Series A warrants (“Agent’s Warrants”) equal to 6% of the gross number of Units sold. Agents’ Warrants will be exercisable into one common share for a period of 24 months at Cdn. $0.25.

Proceeds of the private placement will be used for general working capital.

The private placement is subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com